Consolidated Financial Statements

For the Years Ended July 31, 2025 and 2024

(Expressed in Canadian Dollars)

Independent Auditor's Report

To the Shareholders of Apex Critical Metals Corp.,

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Apex Critical Metals Corp. (the "Company"), which comprise the statements of financial position as at July 31, 2025 and 2024 and the statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the financial statements, including a summary of material accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards ("IFRS").

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company has accumulated losses since inception, has no source of operating cash flows and has yet to achieve profitable operations. As stated in Note 1, the Company's ability to continue as a going concern is dependent upon its ability to obtain additional financing to fund the Company's exploration and development programs. These matters, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in Material Uncertainty Related to Going Concern section, we have determined that there is the following key audit matter to communicate in our auditor's report:

Key audit matter:	How our audit addressed the key audit matter:

Assessment of impairment indicators of Exploration and evaluation assets.	Our approach to addressing the matter included the following procedures, among others:

Refer to note 3 - Significant accounting judgments, estimates and assumptions, note 4 - Material accounting policies: Exploration and evaluation costs and mining rights, and note 6 - Exploration and evaluation assets

Management assesses at each reporting period whether there is an indication that the carrying value of exploration and evaluation assets may not be recoverable. Management applies significant judgment in assessing whether indicators of impairment exist that necessitate impairment testing. Internal and external factors, such as (i) a significant decline in the market value of the Company's share price; (ii) changes in the Company's assessment of whether commercially viable quantities of mineral resources exist within the properties; and (iii) changes in metal prices, capital and operating costs, are evaluated by management in determining whether there are any indicators of impairment.

We considered this a key audit matter due to (i) the significance of the exploration and evaluation asset balance and (ii) the significant audit effort and subjectivity in applying audit procedures to assess the factors evaluated by management in its assessment of impairment indicators, which required significant management judgement.

Evaluated the reasonableness of management's assessment of impairment indicators, which included the following:

  Assessed the Company's market capitalization in comparison to the Company's net assets, which may be an indication of impairment.

  Assessed the completeness of the factors that could be considered indicators of impairment, including consideration of evidence obtained in other areas of the audit.

  Confirmed that the Company's right to explore the properties had not expired.

  Obtained management's written representations regarding the Company's future plans for the exploration and evaluation assets.

  Assessed the reasonability of the Company's financial statement disclosure regarding their exploration and evaluation assets.

Other Information

Management is responsible for the other information. The other information comprises the information included in "Management's Discussion and Analysis" but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

  Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

  Evaluate the overall presentation, structure, and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is William Nichols.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC, Canada

November 27, 2025

Apex Critical Metals Corp.
Consolidated Statements of Financial Position
As at July 31, 2025 and 2024
As expressed in Canadian dollars

	2025	2024

Assets

Current
Cash	$5,542,504	$1,675,222
GST/QST	119,744	15,775
Marketable securities (Note 5)	312,500	287,500
Prepaid expenses and deposit	241,959	6,236
	6,216,707	1,984,733

Exploration and evaluation assets (Note 6)	3,347,354	1,103,700
Reclamation bond	33,000	33,000

	$9,597,061	$3,121,433

Liabilities

Current
Accounts payable and accrued liabilities	$980,596	$7,773
Due to related parties (Note 9)	343,561	122,650
Liability for flow-through shares (Note 11)	12,303	-
	1,336,460	130,423

Shareholders' Equity
Share capital (Note 7)	11,369,158	4,541,744
Share subscriptions received	-	60,000
Reserves (Note 8)	2,706,549	115,255
Deficit	(5,815,106)	(1,725,989)

	8,260,601	2,991,010

	$9,597,061	$3,121,433

Nature and continuation of operations (Note 1)

Subsequent events (Note 14)

These financial statements were authorized for issue by the Audit Committee and Board of Directors on November 27, 2025.

"Sean Charland"	"Jody Dahrouge"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended July 31, 2025 and 2024
As expressed in Canadian dollars

	2025	2024

Expenses
Accounting and audit fees	$17,250	$19,000
Administrative fees (Note 9)	180,000	170,000
Advertising and website (Note 9 & 12)	1,277,230	192,741
Consulting fees	61,813	14,567
Filing and transfer agent fees	71,071	85,644
Insurance	14,727	-
Legal fees	50,644	53,877
Office, telephone and miscellaneous	16,824	6,409
Share-based payments (Note 8)	2,591,294	112,411
Travel and meals	78,167	10,981
Loss before other items	4,359,020	665,630

Gain on sale of exploration and evaluation assets (Note 6)	-	137,501
Flow-through premium recovery (Note 11)	145,567	-
Interest income	99,336	2,944
Unrealized gain on marketable securities (Note 5)	25,000	25,000

Net and comprehensive loss for the year	$4,089,117	$500,185

Basic and diluted loss per share	$0.09	$0.02

Weighted average number of common shares* outstanding - basic and diluted	45,863,073	21,101,390

*All shares are shown on a post-split basis (Note 7(a)).

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp.
Consolidated Statements of Changes in Equity

For the years ended July 31, 2025 and 2024

As expressed in Canadian dollars

	Number of Shares*	Share Capital	Share Subscriptions	Reserves	Deficit	Total
Balance, July 31, 2023	7,928,188	$2,036,751	$-	$2,844	$(1,225,804)	$813,791

Private placement (Note 7)	30,074,865	2,504,993	-	-	-	2,504,993
Share-based payments (Note 8)	-	-	-	112,411	-	112,411
Share subscriptions received	-	-	60,000	-	-	60,000
Net loss for the year	-	-	-	-	(500,185)	(500,185)
Balance, July 31, 2024	38,003,053	$4,541,744	$60,000	$115,255	$(1,725,989)	$2,991,010

Private placement (Note 7)	7,950,000	3,520,000	-	-	-	3,520,000
Flow-through private placement (Note 7)	2,436,958	1,734,880	(60,000)	-	-	1,674,880
Shares issued for property (Note 6)	100,000	87,000	-	-	-	87,000
Warrant exercise (Note 7)	3,956,250	1,582,500	-	-	-	1,582,500
Share issuance costs	-	(96,966)	-	-	-	(96,966)
Share-based payments (Note 8)	-	-	-	2,591,294	-	2,591,294
Net loss for the year	-	-	-	-	(4,089,117)	(4,089,117)
Balance, July 31, 2025	52,446,261	$11,369,158	$-	$2,706,549	$(5,815,106)	$8,260,601

*All shares are shown on a post-split basis (Note 7(a))

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp.
Consolidated Statements of Cash Flows
For the years ended July 31, 2025 and 2024
As expressed in Canadian dollars

	2025	2024

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net loss for the year	$(4,089,117)	$(500,185)
Add items not affecting cash:
Gain on sale of mineral properties	-	(137,501)
Flow-through premium recovery	(145,567)	-
Share-based payments	2,591,294	112,411
Unrealized gain on marketable securities	(25,000)	(25,000)
Changes in non-cash working capital items related to operations:
GST	(103,969)	(5,581)
Prepaid expenses and deposit	(235,723)	(6,236)
Accounts payable and accrued liabilities	15,584	(27,928)
Due to related parties	11,813	(223,485)

Net cash flows used in operating activities	(1,980,685)	(813,505)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Issue of common shares, net of share issuance costs	6,838,284	2,504,993
Share subscriptions received	-	60,000

Net cash flows from financing activities	6,838,284	2,564,993

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Exploration and evaluation expenditures	(1,018,235)	(307,940)
Mining tax credit	27,918	-
Reclamation bond	-	(33,000)

Net cash used in investing activities	(990,317)	(340,940)

Increase in cash	3,867,282	1,410,548

Cash, beginning of year	1,675,222	264,674

Cash, end of year	$5,542,504	$1,675,222

SUPPLEMENTARY DISCLOSURE

As at July 31, 2025, the Company had $300,596 (2024 - $91,498) in exploration and evaluation expenditures due to related parties and $957,239 (2024 - $nil) of exploration and evaluation expenditures included in accounts payable and accrued liabilities.

The accompanying notes are an integral part of these consolidated financial statements.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

1. NATURE AND CONTINUATION OF OPERATIONS

Apex Critical Metals Corp. ("Apex" or the "Company") was incorporated on August 2, 2018, under the Company Act of British Columbia and is in the business of acquiring, exploring, developing and evaluating mineral resource properties. The Company is in the exploration stage and has interests in properties located in British Columbia ("BC"), Canada.  The head office, principal address and registered and records office of the Company are located at 1450 - 789 West Pender Street, Vancouver, BC, Canada, V6C 1H2. On March 15, 2023, the Company's shares were listed on the Canadian Securities Exchange ("CSE") under the trading symbol "EBR". On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share, and subsequently on November 7, 2024, subdivided all its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (see Note 7).  As such, all share figures in these financial statements are shown as post-split shares. On May 1, 2024, the Company changed its name to Apex Critical Metals Corp. and began trading under the symbol "APXC" on the CSE. The Company's shares are also listed under the symbol "APXCF" on the OTCQX Best Market ("OTCQX").

The Company has no source of operating cash flows, has not yet achieved profitable operations, has working capital of $4,880,247 as at July 31, 2025 (2024: $1,854,310), has accumulated losses since its inception, expects to incur further losses in the development of its business, and has no assurance that sufficient funding will be available to conduct further exploration of its mineral properties. These material uncertainties cast significant doubt about the Company's ability to continue as a going concern. In recognition of these circumstances, management is pursuing various financial alternatives to fund the Company's exploration and development programs. There is no assurance that these initiatives will be successful.

In the future, the Company may raise additional financing through the issuance of share capital or shareholder loans; however, there can be no assurance that it will be successful in its efforts to do so and that the terms will be favourable to the Company. These financial statements do not include any adjustments to the carrying values of assets and liabilities, the reported expenses and statement of financial position classifications that might be necessary should the Company be unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Management is actively seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost-cutting measures. There can be no assurance that management's plan will be successful. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used. Such adjustments could be material.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests.

2. BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

2. BASIS OF PRESENTATION - continued

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for cash and cash equivalents which are reflected at fair value as set out in the accounting policies below. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiary Elk Creek Rare Earths Corp.  Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and assumptions

In particular, information about significant areas of estimation uncertainty considered by management in preparing the financial statements includes:

  The recoverability of the carrying value of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest;
  The inputs used in assessing the recoverability of deferred income tax assets to the extent that the deductible temporary differences will reverse in the foreseeable future and that the Company will have future taxable income; and
  Management's assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that have existed during the periods.

Judgments

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies from those involving estimations that have the most significant effect on the amounts recognized in the Company's financial statements are as follows:

  Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs: Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic information, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.
  Provisions for reclamation: Management assesses its provision for reclamation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.
  Going concern: The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its exploration projects and working capital requirements.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Foreign currency translation

The Company's presentation currency and functional currency is the Canadian dollar as this is the principal currency of the economic environment in which it operates.

Transactions in foreign currencies are initially recorded in the Company's functional currency at the exchange rate at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the end of each reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions and are not subsequently restated.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value is determined.

All gains and losses on translation of these foreign currency transactions are included in profit or loss.

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Exploration and evaluation costs

Exploration and evaluation activities involve the search for minerals, the determination of technical feasibility, and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs incurred prior to obtaining licenses are expensed in the period in which they are incurred.  Once the legal right to explore has been acquired, exploration and evaluation costs incurred are capitalized.  All capitalized exploration and evaluation costs are recorded at acquisition cost and are monitored for indications of impairment.  Where there are indications of a potential impairment, an assessment is performed for recoverability.  Capitalized costs are charged to the statement of operations and comprehensive loss to the extent that they are not expected to be recovered.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets are tested for impairment and transferred to "Mines under construction".  There is no amortization during the exploration and evaluation phase.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Mining rights

Mining rights acquired separately are measured on initial recognition at cost in accordance with IAS 38 - Intangible Assets. The cost of mining rights acquired is their fair value as at the date of acquisition.  Mining rights include licenses, permits or other legal rights which permit the Company to carry out exploration activities within the subject area of these rights.  The Company records mining rights separate from exploration and evaluation assets when there are no initial plans or intentions to carryout exploration activities upon acquisition.

Following initial recognition, mining rights are carried at cost less any accumulated amortization and accumulated impairment losses.

The useful lives of mining rights are assessed as either finite or indefinite. Mining rights with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the mining rights may be impaired. Mining rights with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Mining tax credits

Mining tax credits and mining duties are recorded in the accounts when they are received.  These refundable mining tax credits are earned in respect to exploration costs incurred in BC, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Financial instruments

We have assessed the classification and measurement of our financial assets and financial liabilities under IFRS 9 as follows:

Financial Assets
Cash	Amortized cost
Marketable securities	Fair value through profit or loss
Reclamation bond	Amortized cost

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost

The classification of financial assets is based on how the entity manages its financial instruments and contractual cash flow characteristics of the financial asset. Transactions costs with respect to financial instruments classified as fair value through profit or loss are recognized in the statements of operations and comprehensive loss.

The Company's financial assets that are classified as and subsequently measured at fair value through profit or loss are marketable securities.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Share-based payment transactions

The Company grants stock options to buy common shares of the Company to directors, officers and employees. The board of directors grants such options for periods of up to five years, which vest immediately and are priced at the previous day's closing price.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period of the options. The fair value is recognized as an expense with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

Where the terms of a stock option is modified, the minimum expense recognized is the expense as if the terms had not been modified.  An additional expense is recognized for any modification which increases the total fair value of the share-based compensation arrangement, or is otherwise beneficial to the employee as measured at the date of modification over the remaining vesting period.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries and associates to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the common shares are issued.

Earnings (loss) per share

The Company presents basic and diluted earnings/loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings (loss) per share.  Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU's fair value less costs to sell and its value in use.  An impairment loss is recognized in income to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

4. MATERIAL ACCOUNTING POLICY INFORMATION - continued

Decommissioning liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows.  These costs are charged to the statement of loss over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate.  The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of loss.  The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

5. MARKETABLE SECURITIES

During the year ended July 31, 2024, the Company received 2,500,000 shares of Discovery Energy Metals Corp. ("Discovery") in connection with the option of the West James Bay Properties. As at July 31, 2025, the Company holds 2,500,000 shares (July 31, 2024 - 2,500,000) with a fair market value of $312,500, or $0.125 per share. During the year ended July 31, 2025, the Company recorded an unrealized gain on the shares of $25,000 (2024 - $25,000). See Note 6.

6. EXPLORATION AND EVALUATION ASSETS

British Columbia, Canada

The Company has reorganized and consolidated its mineral properties for more effective exploration and management. The properties form two distinct claim groups on trend and are within the Rocky Mountain Rare Metal Belt. The two claim groups are the Carbo and Cap properties (the northwest Carbo property now encompasses formerly referenced Gambier Gold Property, Wicheeda Property and Prince Property).

CAP Property Claims

On February 11, 2019, the Company entered into an agreement with Arctic Star Exploration Corp. ("Arctic"), whereby the Company acquired a 100% interest in and to 21 claims, known as the CAP Claims, located approximately 85 km northeast of Prince George, British Columbia. To acquire the property, the Company issued 2,550,000 shares at a deemed value of $640,356. The CAP Property is subject to a 2% net smelter return ("NSR") royalty in favour of the original vendors.  During the period ended July 31, 2022, the Company staked 3 claims contiguous to the CAP Claims. As of July 31, 2025, the Cap property consists of 6 claims totalling 2,824 hectares (2024 - 6 claims).

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

6. EXPLORATION AND EVALUATION ASSETS - continued

CARBO Property Claims (formerly referenced as Gambier Gold Property, Wicheeda Property and Prince Property)

The Company has reorganized and consolidated the following mineral properties for more effective exploration and management under the Carbo property, which consists of 17 claims of 2,048 hectares as of July 31, 2025 and 2024, respectively.

Gambier Gold Property

On September 21, 2021, the Company entered into an agreement with Gambier Gold Corp. ("Gambier"), whereby the Company acquired a 100% interest in and to 6 claims, known as the Gambier Gold Property, located north of the Company's existing CAP Claims and adjacent to the Prince Property by paying $150,000 (paid). On July 15, 2023, 5 of the claims originally acquired under the Gambier Gold Property acquisition were forfeited and all deferred costs were written off.

Wicheeda Property

On July 29, 2022, the Company entered into an agreement with Zimtu Capital Corp. ("Zimtu"), a related party (see Note 9), whereby the Company earned a 100% interest in and to 4 claims (subsequently converted into 8 claims), known as the Wicheeda Property, located immediately north of the Company's existing CAP Claims and adjacent to the Prince Property. In consideration, the Company issued 120,000 common shares with a fair value of $60,000. During the period ended July 31, 2022, the Company staked an additional claim contiguous to the Wicheeda Property. During the year ended July 31, 2023, two claims lapsed. As at July 31, 2025, there are seven claims comprising the property.

Prince Property

On October 13, 2021, the Company entered into an agreement with two vendors, whereby the Company acquired a 100% interest in and to 13 claims, known as the Prince Property, located immediately north of the Company's existing CAP Claims and adjacent to the Wicheeda Property.  In consideration, the Company paid $20,000 in cash and issued 75,000 shares with a fair value of $37,500. On December 2, 2022, the Company entered into a property purchase agreement with Marvel Discovery Corp. ("Marvel"), whereby the Company sold 4 claims to Marvel for cash consideration of $26,649.

Quebec, Canada

West James Bay Properties

On May 24, 2024, the Company announced it had entered into an agreement with a Company controlled by a director of the Company, to acquire a 50% interest in a group of mineral claims located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 (paid).

On June 6, 2024, the Company entered into an earn-in option agreement (the "Option") with Discovery and DG Resource Management LTD. ("DG Resource") on the West James Bay property portfolio (the "Portfolio"). The Portfolio includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects located within the James Bay Region. Upon, and subject to the terms of this Option, Apex and DG Resource grant Discovery the sole and exclusive right and option to acquire, as to 40% from DG Resource and as to 40% from the Company, an undivided 80% earned interest in the Portfolio, free and clear of any encumbrance, subject only to a 2% gross overriding royalty payable as to 1% to each of DG Resource and the Company. To maintain the Option in good standing, Discovery issued 2,500,000 shares to each vendor with a fair value of $0.105 per share, and incurred $1,000,000 across the Portfolio. During the year ended July 31, 2024, a gain of $137,501 was recorded on the sale of the 40% interest. See Note 5.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

6. EXPLORATION AND EVALUATION ASSETS - continued

Lac Le Moyne Carbonatite Project

On February 5, 2025, the Company acquired the Lac Le Moyne Carbonatite Project from a Company controlled by a director of the Company (the "Vendor"). The Company acquired a 100% interest in the claims for total consideration payable over a 3-year period of $100,000 in cash ($25,000 paid) and the issuance to the Vendor of a total of 200,000 shares (100,000 shares issued with a fair value of $87,000). In the event a material drill intersection of niobium mineralization is identified on the Project, an additional 500,000 shares are payable to the Vendor. In addition, the Company will grant to the Vendor a 2% net smelter return ("NSR") royalty interest in the future minerals produced from the claims upon achieving commercial production.

Ontario, Canada

Bianco Property

On November 26, 2024, the Company acquired the Bianco Carbonatite Project ("Bianco"), situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario. It comprises 85 single cell mining claims, encompassing approximately 3,735 hectares (9,229.3 acres), and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region. Pursuant to a sale agreement dated November 26, 2024, among the Company and the Vendor (the "Vendor"), the Company has agreed to acquire a 100% interest in the Claims for consideration of $30,000 cash, to be paid on signing of the agreement (paid).  In addition, the Company will grant to the Vendor a 2.0% NSR in the future minerals produced from the Claims upon achieving commercial production.

Nebraska, USA

Rift Project

During the year ended July 31, 2025, the Company acquired, through the execution of privately negotiated surface and mineral-rights agreements, signed 13 agreements with individual landholders, covering approximately 2,217 acres across 27 parcels. All agreements were facilitated by Key Landmark LLC, acting as the landman on behalf of the Company. Under the terms of the landman agreement, Key Landmark LLC retains a 0.5% net smelter return ("NSR") royalty on the applicable properties. To acquire the rights the Company paid, in aggregate, $420,287 to the landowners. The land acquisition program provides the Company with a land position over areas of interest in the Elk Creek Carbonatite Complex and forms the basis for ongoing and future exploration activities. Subsequent to the year ended July 31, 2025, the Company signed an additional 9 agreements with individual landholders, bringing the aggregate property holdings to 1,266 acres.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

6. EXPLORATION AND EVALUATION ASSETS - continued

	Bianco Property	CAP Claims	Carbo Claims	Rift Project	Lac Le Moyne Project	West James Bay Properties	Total property costs
Balance, July 31, 2023	$-	$756,975	$138,978	$-	$-	$-	$895,953
Acquisition costs	-	-	-	-	-	125,000	125,000
Geological expense	-	147,535	-	-	-	-	147,535
Travel & transportation	-	60,211	-	-	-	-	60,211
Proceeds received	-	-	-	-	-	(124,999)	(124,999)
Balance, July 31, 2024	$-	$964,721	$138,978	$-	$-	$1	$1,103,700
Acquisition costs
Cash	30,000	-	-	420,287	25,000	-	475,287
Shares	-	-	-	-	87,000	-	87,000
Assays	13,782	34,575	-	-	-	-	48,357
Camp costs	-	73,460	-	-	-	-	73,460
Drilling costs	-	355,147	-	-	-	-	355,147
Geological expense	75,735	132,761	-	-	100,798	-	309,294
Reports and other	-	16,912	-	164,628	-	-	181,540
Supplies	9,843	13,688	-	-	9,240	-	32,771
Travel & transportation	189,771	432,598	-	40,903	45,444	-	708,716
Total for the year	319,131	1,059,141	-	625,818	267,482	-	2,271,572
Mining tax credits	-	(27,918)	-	-	-	-	(27,918)
Balance, July 31, 2025	$319,131	$1,995,944	$138,978	$625,818	$267,482	$1	$3,347,354

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

7. SHARE CAPITAL

a) Authorized:  Unlimited common shares with no par value.

On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share. On November 7, 2024, the Company completed a forward split of all of its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share (1.5:1) (the "Forward Split").  All shareholders of record on November 7, 2024 received one half of one (0.5) additional Common Share pursuant to the Forward Split (the "Record Date").  The Common Shares began trading on a post-Forward Split basis under the existing stock trading symbol "APXC" effective at the opening of markets on November 6, 2024. Outstanding stock options and share purchase warrants were also adjusted by the Forward Split ratio and the respective exercise prices of outstanding stock options and share purchase warrants were be adjusted accordingly.

b) Issued and outstanding: The total issued and outstanding shares of the Company total 52,446,261 as of July 31, 2025 (2024 - 38,003,053). As of July 31, 2025, the Company has 1,329,750 (2024 - 2,659,500) of the issued common shares held in escrow. The shares will be released every six months, over a three-year period, ending March 15, 2026.

During the year ended July 31, 2025:

i. On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").

ii. On September 24, 2024, the Company completed a non-brokered private placement issuing 906,346 flow-through units (each, a "FT Unit") at a price of $0.43 per FT Unit for aggregate gross proceeds of $392,750. Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $0.67 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada). All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024.

iii. On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing").

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

7. SHARE CAPITAL - continued

During the year ended July 31, 2025: (continued)

iv. On February 12, 2025, the Company issued 100,000 shares at a fair value of $87,000 in connection with the Lac Le Moyne Property agreement (see Note 6).

v. On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,500,000 (the "Offering"). The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). In connection with the Offering, the Company paid cash fees of $90,000 to one qualified finder.

vi. During the year ended July 31, 2025, 3,956,250 share purchase warrants priced at $0.40 were exercised for gross proceeds of $1,582,500.

During the year ended July 31, 2024:

i. On December 13, 2023, the Company completed a non-brokered private placement consisting of 14,999,865 units (each, a "Unit") at a price of $0.05 per Unit raising gross proceeds of $749,993 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.067 per Share for a period of two (2) years from closing of the Offering.

ii. On April 12, 2024, the Company completed a non-brokered private placement consisting of 11,325,000 units (each, a "Unit") at a price of $0.067 per Unit raising gross proceeds of $755,000 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.10 per Share for a period of two (2) years from closing of the Offering.

iii. On July 5, 2024, the Company completed the first tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing. In addition, the Company entered into an agreement with the subscribers whereby the Shares issued, and any Warrant Shares that may be issuable upon the exercise of the Warrants, will be subject to a voluntary hold period of six (6) months from the date of issuance of the Units.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

7. SHARE CAPITAL - continued

c) Share purchase warrants / finders' warrants

The following is a summary of warrant transactions for the years ended July 31, 2025 and 2024:

	2025		2024
		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price
Balance, beginning of year	30,074,865	$0.12	90,000	$1.33
Exercised	(3,956,250)	0.40	-	-
Expired	-	-	(90,000)	1.33
Granted	8,856,346	0.59	30,074,865	0.12

Balance, end of year	34,974,961	$0.21	30,074,865	$0.12

The following warrants were outstanding and exercisable as of July 31, 2025:

		Number of Warrants	Weighted Average
	Exercise	Outstanding and	Remaining Contractual
Expiry Date	Price	Exercisable	Life (Years)
August 16, 2025*	$0.40	3,543,750	0.04
December 13, 2025	$0.067	14,999,865	0.37
April 12, 2026	$0.10	11,325,000	0.70
September 24, 2026	$0.67	906,346	1.15
December 30, 2026	$0.75	4,200,000	1.42
Total		34,974,961	0.59

 *Subsequent to the year end, these warrants were exercised prior to their expiry date (Note 14).

8. SHARE-BASED PAYMENTS

The Company has a 20% rolling stock option plan for officers, directors, employees and consultants.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than 25% of the Company's stock price on the date of the grant. Options granted to directors, employees and consultants other than consultants engaged in investor relations activities will vest immediately. However, for options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The following is a summary of option transactions under the Company's stock option plan for the years ended July 31, 2025 and 2024:

	2025		2024
		Weighted Average		Weighted average
	Number of	Exercise	Number of	Exercise
	Options	Price	.Options	Price
Balance, beginning of year	2,250,000	$0.138	-	$-
Granted	5,000,000	0.85	2,250,000	0.138

Balance, end of year	7,250,000	$0.629	2,250,000	$0.138

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

8. SHARE-BASED PAYMENTS - continued

The following stock options were outstanding and exercisable as at July 31, 2025:

		Number of	Number of	Weighted Average
	Exercise	Options	Options	Remaining Contractual
Expiry Date	Price	Exercisable	Outstanding	Life (Years)

April 26, 2029	$0.133	1,287,000	1,950,000	3.74
May 8, 2029	$0.167	198,000	300,000	3.77
March 14, 2030	$0.85	1,650,000	5,000,000	4.62
Total	$0.629	3,135,000	7,250,000	4.35

On April 26, 2024, the Company announced the issuance of 1,950,000 stock options to the directors and officers of the Company, priced at $0.133 and exercisable for a period of 5 years. The options will vest as to 33% on the date that is three months from the grant, 33% on the date that is twelve months from the grant and the final 34% on the date that is twenty-four months from the date of the grant.

On May 15, 2024, the Company announced the appointment of Mr. Joness Lang to the board of directors. The Company granted Mr. Lang 300,000 stock options priced at $0.167 and exercisable for a period of 5 years. The options will vest as to 33% on the date that is three months from the grant, 33% on the date that is twelve months from the grant and the final 34% on the date that is twenty-four months from the date of the grant.

On March 14, 2025, the Company granted an aggregate of 5,000,000 incentive stock options to purchase up to 5,000,000 common shares of the Company to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of grant, expiring on March 14, 2030, at a price of $0.85 per Share. The Options will vest as to 33% on the date that is four (4) months from the grant, 33% on the date that is eight (8) months from the date of the grant and the final 34% on the date that is twelve (12) months from the date of the grant.

During the year ended July 31, 2025, $2,591,294 (2024 - $112,411) was expensed as share-based payments. The following assumptions were used for the Black-Scholes pricing model calculations:

	March 14, 2025	May 8, 2024	April 26, 2024
Risk-free interest rate	2.72%	3.86%	3.86%
Expected stock price volatility	183.50%	230.48%	230.72%
Expected option life in years	5 years	5 years	5 years
Dividend rate	Nil	Nil	Nil

9. RELATED PARTY TRANSACTIONS

Zimtu Capital Corp. ("Zimtu) is a company with a common director and management and holds 13.03% of the Company's issued and outstanding shares. On December 1, 2022, the Company entered into a twelve-month Management Services Agreement ("MSA") with Zimtu. Under the terms of the MSA, Zimtu has provided the Company with administrative and managerial services, including corporate maintenance, continuous disclosure services, rent, and administrative services, at a rate of $12,500 per month for a period of 12 months. On December 1, 2023 and 2024, the MSA agreement was extended another 12 months at a rate of $15,000 per month.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

9. RELATED PARTY TRANSACTIONS - continued

On May 1, 2023, the Company signed a twelve-month consulting agreement with Zimtu, whereby Zimtu is to provide advertising and promotion services under the ZimtuADVANTAGE program. Under the term of the agreement, the Company paid a rate of $12,500 per month for a period of 12 months. On May 1, 2024, the agreement was renewed for an additional twelve months and on June 1, 2025 it was renewed for an additional 12 months.

Dahrouge Geological Consulting Ltd. ("Dahrouge") is a company with common directors and management.  Dahrouge provides key mineral property management services to the Company.

During the years ended July 31, 2025 and 2024, the Company incurred the following transactions with officers or directors of the Company or companies with common directors:

Years ended July 31,	2025	2024
Key management compensation*	$	$
Dahrouge - Exploration & evaluation asset expenditures	410,149	147,536
Michael Schuss - Geological and consulting fees	-	3,750
Corporate consulting fees	16,887	-
Property acquisition costs	30,000	-
Wages and benefits	17,500	-
Zimtu - Administrative fees	180,000	170,000
Zimtu - Advertising and promotion	150,000	150,000
Share-based payments	2,209,382	104,817
Total	3,013,918	576,103

* Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including the Company's executive officers and certain members of its Board of Directors.

Year ended:	July 31, 2025	July 31, 2024
Due to related parties	$	$
Dahrouge	300,596	91,498
Zimtu	42,965	31,152
Total	343,561	122,650

The terms and conditions of these transactions with key management and their related parties were no more favourable than those available, or which might reasonably be expected to be available, or similar transactions to non-key management related entities on an arm's length basis. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing, and have no specific terms of repayment.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

10. FINANCIAL INSTRUMENTS

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Board has implemented and monitors compliance with risk management policies as set out herein:

a) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's cash is subject to credit risk for a maximum of the amounts shown on the statements of financial position.

On July 31, 2025, the Company held cash of $5,542,504 (2024: $1,675,222) with Canadian chartered banks.

b) Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

As of July 31, 2025, the Company has total current liabilities of $1,336,460 (2024: $130,423). Management intends to meet these obligations by raising funds through future financings.

c) Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

i) Currency Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although the Company is in the exploration stage and has not yet developed commercial mineral interests, the underlying commodity price for minerals is impacted by changes in the exchange rate between the Canadian and United States dollar. As all of the Company's transactions are denominated in Canadian dollars, the Company is not significantly exposed to foreign currency exchange risk at this time.

ii) Commodity Price Risk

Commodity price risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above. As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

iii) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

10. FINANCIAL INSTRUMENTS - continued

d) Fair Value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

e) Capital Management

Capital is comprised of the Company's shareholders' equity and any debt it may issue. As at July 31, 2025, the Company's shareholders' equity was $8,260,601 (2024: $2,991,010).  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the exploration of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure which is comprised of working capital and shareholders' equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the exploration of its mineral properties, the Company prepares annual expenditure budgets which are updated as necessary and are reviewed and periodically approved by the Company's Board of Directors.  To maintain or adjust the capital structure, the Company may issue new equity if available on favourable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties. The Company is not subject to any externally imposed capital requirements and there were no changes in the Company's approach to capital management during the year.

11. LIABILITY AND INCOME TAX EFFECT ON FLOW-THROUGH SHARES

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds, less the qualified expenditures made to date, represent the funds received from flow-through share issuances that have not been spent.

On September 24, 2024, the Company issued 906,346 common shares on a "flow-through" basis at a price of $0.433 per Share for gross proceeds of $392,750. The flow-through proceeds are to be renounced on December 31, 2024. At July 31, 2025, the Company had incurred the $392,750 in qualified expenditures.

On February 21, 2025, the Company issued 1,530,612 common shares on a "flow-through" basis at a price of $0.98 per Share for gross proceeds of $1,500,000. The flow-through proceeds will be renounced on December 31, 2025. At July 31, 2025, the Company had incurred the $1,198,560 in qualified expenditures.

	Issued on September 24, 2024	Issued on February 21, 2025	Total
Balance, July 31, 2024	$-	$-	$-
Liability incurred on flow-through shares issued	96,646	61,224	157,870
Settlement of flow-through share liability on incurred expenses	(96,646)	(48,921)	(145,567)

Balance, July 31, 2025	$-	$12,303	$12,303

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

12. COMMITMENTS

On July 8, 2024, the Company announced it entered into an investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. The Company paid an upfront payment on August 1, 2024 of $300,000 for a 3-month contract ending October 31, 2024. On December 18, 2024, the Company announced it had extended its investor relations agreement with Rumble. Pursuant to the agreement, the Company will make an upfront payment of $300,000 for a three-month extension that commences December 11, 2024 and ends March 11, 2025. On February 21, 2025, the Company announced it had further extended its investor relations agreement with Rumble Strip Media. Pursuant to the agreement, the Company will make an upfront payment of $250,000, and a subsequent payment of $250,000, for a three-month extension that commences March 11, 2025 and ends June 11, 2025.

On August 21, 2025, the Company announced an extension to its investor relations agreement with Rumble Strip Media Inc., whereby the Company will pay Rumble $1,000,000 (with $250,000 upfront). The extension commences August 20, 2025 for a three-month term ending November 20, 2025.

13. CORPORATE INCOME TAXES

The Company is subject to income taxes in Canada.  The reconciliation of the income tax provision computed at the statutory rate is as follows:

(Rounded to nearest thousand)	2025	2024
	$	$
Net loss before tax	(4,089,000)	(500,000)
Statutory tax rate	27.00%	27.00%
Expected income tax recovery	(1,104,000)	(135,000)
Net adjustments for deductible and non-deductible amounts	640,000	(44,000)
Flow through expenses renounced	430,000
True-up for prior year balance	74,000	-
Change in valuation allowance	(40,000)	179,000

Deferred income tax recovery per financial statements	-	-

There are no deferred tax assets/(liabilities) presented in the statement of financial position.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets/ (liabilities) have been recognized are attributable to the following:

(Rounded to nearest thousand)	2025	2024
	$	$
Non-capital loss carry forward	892,000	1,745,000
Exploration and evaluation assets	(442,000)	92,000
Marketable securities	(14,000)	-
Share issue costs	22,000	10,000

	458,000	1,847,000

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

13. CORPORATE INCOME TAXES - continued

The Company has non-capital losses available for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses of approximately $3,303,000 expire as follows:

Expiry	$
2039	133,000
2040	29,000
2041	373,000
2042	125,000
2043	418,000
2044	554,000
2045	1,671,000
Total	3,303,000

The Company has unclaimed resource deductions of approximately $1,195,000 (2023 - $987,000), which do not expire and may be deducted against future taxable income on a discretionary basis.

14. SUBSEQUENT EVENTS

Subsequent to July 31, 2025, 13,343,745 share purchase warrants were exercised for gross proceeds of $2,757,820 and 99,500 options were exercised for gross proceeds of $84,575.

On September 8, 2025, the Company granted (the "Grant") an aggregate of 1,760,000 incentive stock options (each, an "Option") to purchase up to 1,760,000 common shares of the Company (each, a "Share") to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on September 8, 2030, at a price of $1.97 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance. Additionally, the Company granted an aggregate of 1,660,000 restricted share units (each, a "RSU") which will vest on the date that is four (4) months from the date of grant, provided that the holder may, upon written notice to the Company on or before the vesting date, elect to defer vesting of certain of the RSUs such that the RSUs shall vest as to one quarter (1/4) every four (4) months with the initial vesting date being the date that is four (4) months from the date of grant. Each RSU represents the right to receive, once vested, one common share in the capital of the Company.

On October 22, 2025, the Company closed a non-brokered flow-through private placement (the "Offering"), raising aggregate gross proceeds of $1,600,000. Under the Offering, the Company issued 800,000 flow-through units (each, an "FT Unit") at a price of $2.00 per FT Unit. Each FT Unit consists of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) (each, an "FT Share") and one common share purchase warrant (each whole warrant, an "FT Warrant") issued on a non-flow-through basis. Each FT Warrant entitles the holder to purchase one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $2.50 per Warrant Share for a period of two (2) years from the date of issuance.

Apex Critical Metals Corp. Notes to the Consolidated Financial Statements For the years ended July 31, 2025 Expressed in Canadian dollars

14. SUBSEQUENT EVENTS - continued

On October 22, 2025, the Company granted (the "Grant") an aggregate of 50,000 incentive stock options (each, an "Option") to purchase up to 50,000 common shares of the Company (each, a "Share") to a consultant under its Equity Incentive Plan. The Options are exercisable for a period of two years from the date of Grant, expiring on October 22, 2027, at a price of $3.82 per Share. Additionally, the Company announces that is has granted an aggregate of 50,000 restricted share units (each, a "RSU"). The Options and RSU's will vest upon the successful listing by the Company on EuroNext. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

On October 30, 2025, the Company completed a non-brokered private placement issuing a total of 4,000,000 units of the Company ("Units") at a price of $2.50 per Unit for gross proceeds of $10,000,000 (the "Offering"). Each Unit consists of one common share of the Company and one common share purchase warrant, with each warrant exercisable to acquire one common share of the Company at a price of $3.00 per share for a period of two years from the date of issuance. The proceeds of the Offering will be used for general working capital purposes and exploration expenses. In connection with the Offering, the Company paid an aggregate of $255,500 in cash and issued an aggregate of 102,200 non-transferable finder's warrants (each, a "Finder's Warrant") to certain finders. Each Finder's Warrant entitles the holder thereof to purchase one Common Share at a price of $3.00 per Common Share for a period of two years. All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from issuance.